Rec'd 3/1/02

SECUR  MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


RECD S.E.C.
MAR 1 2002
516

NAME OF BROKER-DEALER:

Commerce Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence J. Malloy, Chief Financial Officer (215) 282-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2002

OATH OR AFFIRMATION

I, Vincent J. Stafford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Markets, Inc., as of December 31,2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO/President

Title



Notary Public



This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

The Board of Directors
Commerce Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Markets, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Capital Markets, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 4,321,185
Cash segregated in compliance with federal and other regulations	200,000
Receivable from customers	1,924,482
Receivable from brokers and dealers	9,126,626
Securities owned at market value	282,811,229
Prepaid expenses	517,826
Good faith deposits	612,030
Accrued income receivable	435,000
Accrued interest receivable	2,142,669
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,773,655)	3,413,241
Other assets	174,588
Total assets	$ 305,678,876
Liabilities and stockholder's equity	
Payable to brokers and dealers	$ 70,945,113
Payable to customers	4,926,916
Other liabilities and accrued expenses	4,288,843
Total liabilities	80,160,872
Common stock – authorized 10,000 shares; issued 4,684 shares, no par or stated value	259,559
Additional capital	206,990,095
Retained earnings	18,268,350
Total stockholder's equity	225,518,004
Total liabilities and stockholder's equity	$ 305,678,876

See accompanying notes.

Commerce Capital Markets, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

Commerce Capital Markets, Inc. (the Company), a operating subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. CBNA is a wholly-owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multi-bank holding company headquartered in Cherry Hill, New Jersey.

The Company underwrites and trades in state and municipal securities. The Company also provides corporate and municipal finance services, including private placements and financial advisory services for its customers and the customers of Bancorp. The Company also acts as agent for affiliates of Bancorp and others in certain securities transactions.

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Investment Securities

Security transactions are accounted for on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers.

Securities owned consist primarily of state and municipal obligations, which are valued at fair value, and the unrealized gains and losses are reflected in the statement of operations. The fair value of securities owned is based primarily on quoted market prices, dealer quotes, and prices obtained from independent third parties.

Derivative financial instruments used to offset the market risk associated with trading instruments include futures and options and are carried at market value with gains and losses recognized in earnings. Market values for these exchange-traded derivatives are based on quoted market prices with realized and unrealized gains and losses recorded in the statement of operations. Fair values of option contracts and futures transactions are recorded as receivable from and payable to brokers and dealers.

2. Significant Accounting Policies (continued)

Revenue Recognition

Net trading income is recorded on a trade-date basis, and includes gains and losses arising from all securities transactions and commissions. Management fees and underwriting income include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as underwriter or agent. Management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract as services are performed and completed.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate return basis and makes the required tax payments to Bancorp.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight line method over the shorter of the lease term or useful life.

Commerce Capital Markets, Inc.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Financial Instruments

All receivables and payables are short-term in nature and are recorded at contracted amounts, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Recent Accounting Standards

Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133*, requires derivative instruments be carried at fair value. The Company adopted the provisions of SFAS 133, as amended, for its annual reporting beginning January 1, 2001, the Statement's effective date. The adoption of the new Statement had no significant effect on earnings or the financial position of the Company.

3. Receivable From and Payable To Brokers and Dealers

Amounts receivable from and payable to brokers and dealers at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 8,008,157	$ 2,355,027
Unsettled trades	–	68,590,086
Derivative financial instruments	1,118,469	–
	$ 9,126,626	$70,945,113

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

4. Receivable From And Payable To Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected on the financial statements.

5. Short-Term Bank Loan

The Company has a $10 million line of credit with Deutsche Bank used to facilitate the securities settlement process. This loan is a demand obligation and bears interest at the federal funds rate plus 75 basis points. There were no borrowings outstanding against this line of credit at December 31, 2001.

6. Income Taxes

The provision for income tax expense is comprised of the following:

	Federal	State	Total
Current tax provision	$ 324,024	$ 153,550	$ 477,574
Deferred tax provision	29,518	–	29,518
	$ 353,542	$ 153,550	$ 507,092

The provision for income tax expense is different from the amount which would be provided by applying the statutory federal income tax rate primarily as a result of nontaxable interest income earned on state and municipal securities owned.

7. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires it maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital was $ 59,409,796, which was $ 58,634,858 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

8. Lease Commitments

The Company leases two branch offices under noncancelable operating leases expiring at various dates through 2002.

The Company leases its main office space from Bancorp. Minimum rental commitments associated with this lease are included in the table below.

At December 31, 2001, minimum rental commitments under all noncancelable leases were as follows:

Year ended December 31	Total	Bancorp	Third Party
2002	$ 530,000	$ 425,000	$ 105,000
2003	425,000	425,000	–
2004	458,000	458,000	–
2005	464,000	464,000	–
2006	464,000	464,000	–
Thereafter	77,000	77,000	–
Total	$ 2,418,000	$ 2,313,000	$ 105,000

The total rental expense, including equipment rentals, charged to operations for the year ended December 31, 2001 was $554,369.

9. Derivative Financial Instruments and Concentrations of Credit Risk

As part of its broker-dealer activities, the Company maintains an inventory of securities for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the inventory, the Company's hedging strategy is to buy and sell a variety of derivative financial instruments including futures and option contracts. Market risk includes changes in interest rates or value fluctuations in the underlying financial instruments. The Company also regularly sells financial futures contracts not yet purchased (short sales) to offset the market risk associated with its inventory. Short positions may expose the Company to market risk in the event prices increase as the Company will be obligated to acquire the future contracts at prevailing market prices. The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the balance sheet, as those amounts are not actually paid or received at settlement. The following table reflects the open commitments for futures and options along with the associated unrealized gains (losses) recorded for the year ended December 31, 2001:

9. Derivative Financial Instruments and Concentrations of Credit Risk (continued)

Commitments	Net Contracts Outstanding Long/(Short)	Notional Amount Long	Notional Amount (Short)	Unrealized Gain (Loss)
Municipal bond futures	$ (62,600,000)	$ –	$(62,600,000)	$ 240,661
Treasury bond futures	1,000,000	6,000,000	(5,000,000)	(35,664)
Treasury bond put options	(6,500,000)	26,500,000	(20,000,000)	(42,668)
Treasury bond call options	(76,000,000)		(76,000,000)	(46,178)
Total Commitments	$ (144,100,000)	$ 32,500,000	$(163,600,000)	$ 116,151

The average notional amount for futures and options contracts for the year ended December 31, 2001 was $62.3 million and $126.0 million, respectively. Realized and unrealized gains and losses related to derivative financial instruments are included in Net Trading Income in the statement of operations.

The notional amounts of derivative financial instruments do not represent the potential risk from counterparty nonperformance. Transactions in derivative financial instruments are conducted through regulated exchanges, which guarantee performance of counterparties, and settle in cash on a daily basis. The Company believes these factors minimize credit risk.

The Company's business involves the participation in underwriting activities primarily with public entities in and contiguous to the Commonwealth of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities and execute security sale transactions with customers. The Company is exposed to market risk if the value of the securities which the Company has committed to underwrite declines before the closing of the transaction. Credit risk is eliminated at a transaction closing at which time funds are exchanged for the underwritten securities. There were no commitments to acquire securities at December 31, 2001.

9. Derivative Financial Instruments and Concentrations of Credit Risk (continued)

The Company is involved in investment banking and trading services to underwrite, sell, and make a market in high yield securities. High yield securities have been defined as debt securities which are nonrated or those rated by Standard and Poor's as BB+ and Moody's as BB or lower (or equivalent ratings for other instruments). These activities expose the Company to higher degrees of credit risk than that associated with investment-grade securities. As of December 31, 2001, the Company held non rated securities with a combined market value of approximately $90.8 million.

10. Related Party Transactions

The Company provides brokerage services to affiliates. Amounts received and earned from these services were approximately $500,000 for the year ended December 31, 2001. The Company provides management and administrative services to Commerce Capital Investments, an affiliated broker dealer. Amounts earned but not yet paid were $104,896 for the year ended December 31, 2001. Bancorp and certain other affiliates provide but do not charge the Company for administrative services, information systems support, training, internal audit services, credit analysis, and general support services. Amounts due to CBNA for reimbursement of facilities and administrative services were approximately $136,000. The financial condition may have been significantly different had the Company been autonomous.

The Company's inventory and normal operating needs are funded through capital contributions from CBNA on an as needed basis. Excess capital not utilized by the Company is returned to CBNA. For the year ended December 31, 2001, CBNA made net capital contributions to the Company of $102,000,000. A portion of the Company's capital is not allowable pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission.

Cash on deposit with Bancorp and its bank subsidiaries was $2,887,595 at December 31, 2001, which included cash segregated in compliance with federal and other regulations of $200,000.

The Company paid a management fee of $1,440,000 to Bancorp in 2001 for the use of Bancorp's trademarks, marketing intangibles and customer base.